# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WisdomTree, Inc., CIK 0000880631
CUSIP: 97717P104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001700272

## Reporting persons
- Azora Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,609,577; sole dispositive power 0; shared dispositive power 10,609,577; aggregate amount beneficially owned 10,609,577 (7.3% of the class)
- Azora Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,609,577; sole dispositive power 0; shared dispositive power 10,609,577; aggregate amount beneficially owned 10,609,577 (7.3% of the class)
- Ravi Chopra: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,609,577; sole dispositive power 0; shared dispositive power 10,609,577; aggregate amount beneficially owned 10,609,577 (7.3% of the class)

## Item 1. Issuer
Name of issuer: WisdomTree, Inc.
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York, 10119

## Item 2. Person Filing
Name of person filing:
Azora Capital LP, a Delaware limited partnership ("Azora Capital") registered with the Securities and Exchange Commission (the "SEC"), which serves as the investment manager to certain investment funds and/or accounts (the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Funds;

Azora Capital GP LLC, a Delaware limited liability company ("Azora Capital GP"), which serves as the general partner to Azora Capital, with respect to the shares of Common Stock held by the Funds; and

Ravi Chopra ("Mr. Chopra"), a United States citizen, who serves as the managing member to Azora Capital GP with respect to the shares of Common Stock held by the Funds.
Address of principal business office or, if none, residence: The business address of Azora Capital, Azora Capital GP and Mr. Chopra is at 3480 Main Highway, Suite 200, Miami, FL 33133.
Citizenship:
Azora Capital is a Delaware limited partnership.
Azora Capital GP is a Delaware limited liability company.
Mr. Chopra is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 10,609,577
Percent of class: 7.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,609,577
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,609,577

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by the Funds, which are managed on a discretionary basis by Azora Capital (and indirectly, the Reporting Persons), and only Azora Capital has beneficial ownership (within the meaning of Rule 13d-3) of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Filing Acknowledgement

## Signatures
- Azora Capital LP: /s/ Ravi Chopra, Ravi Chopra, Managing Member of Azora Capital GP LLC, managing member of Azora Capital LP (02/06/2025)
- Azora Capital GP LLC: /s/ Ravi Chopra, Ravi Chopra, Managing Member (02/06/2025)
- Ravi Chopra: /s/ Ravi Chopra, Ravi Chopra (02/06/2025)